

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Francis Knuettel II
Interim Chief Executive Officer
Chromocell Therapeutics Corporation
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

Re: Chromocell Therapeutics Corporation
Amendment No. 13 to Registration Statement on Form S-1
Exhibit No. 10.14
Filed February 14, 2024
File No. 333-269188

Dear Francis Knuettel II:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Danovitch, Esq.